Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 105,381,815 common shares (Note 21)
Outstanding Capital Stock: 100,069,440 common shares
Treasury Shares: 5,312,375 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2025	2024	2025	2024

		(unaudited)
Revenue	4	707,586	673,192	382,080	411,417
Cost of revenue	5	(594,582)	(539,807)	(318,346)	(334,466)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	33,093	107,700	9,531	44,595
Changes in net realizable value of agricultural produce after harvest		2,560	(13,579)	1,337	(4,561)
Margin on manufacturing and agricultural activities before operating expenses		148,657	227,506	74,602	116,985
General and administrative expenses	6	(70,967)	(54,847)	(38,686)	(33,163)
Selling expenses	6	(76,752)	(68,721)	(39,606)	(40,136)
Other operating income, net	8	8,395	1,135	9,385	21,609
Profit from operations		9,333	105,073	5,695	65,295
Finance income	9	43,357	5,025	6,957	(4,479)
Finance costs	9	(47,648)	(103,027)	(22,674)	(81,293)
Other financial results - Net (loss) / gain of inflation effects on the monetary items	9	(5,317)	5,617	(5,727)	(27,100)
Financial results, net	9	(9,608)	(92,385)	(21,444)	(112,872)
(Loss) / profit before income tax		(275)	12,688	(15,749)	(47,577)
Income tax benefit / (expense)	10	1,939	44,524	(1,294)	57,445
Profit / (loss) for the period		1,664	57,212	(17,043)	9,868
Attributable to:
Equity holders of the parent		520	56,913	(17,558)	9,526
Non-controlling interest		1,144	299	515	342

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings/(loss) per share		0.005	0.546	(0.176)	0.094
Diluted earnings/(loss) per share		0.005	0.543	(0.176)	0.093

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2025	2024	2025	2024

	(unaudited)

Profit / (Loss) for the period	1,664	57,212	(17,043)	9,868
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	30,409	364,052	(48,393)	72,168
Cash flow hedge, net of tax (Note 2)	—	16,907	—	16,963
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(1,075)	(230,673)	20,406	(60,229)
Other comprehensive income / (loss) for the period	29,334	150,286	(27,987)	28,902
Total comprehensive income / (loss) for the period	30,998	207,498	(45,030)	38,770

Attributable to:
Equity holders of the parent	29,836	204,601	(45,379)	37,695
Non-controlling interest	1,162	2,897	349	1,075

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2025 and December 31, 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2025	2024
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	1,661,565	1,548,589
Right of use assets	12	404,571	373,846
Investment property	13	33,542	33,542
Intangible assets, net	14	37,415	37,231
Biological assets	15	44,036	43,418
Deferred income tax assets	10	17,065	15,507
Trade and other receivables, net	17	56,262	38,510
Derivative financial instruments	16	8,348	5,482
Other Assets		3,646	3,761
Total Non-Current Assets		2,266,450	2,099,886
Current Assets
Biological assets	15	149,630	250,527
Inventories	18	355,856	289,664
Trade and other receivables, net	17	293,378	213,356
Derivative financial instruments	16	6,897	4,114
Short-term investments		25,065	46,097
Cash and cash equivalents	19	180,607	211,244
Total Current Assets		1,011,433	1,015,002
TOTAL ASSETS		3,277,883	3,114,888
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	158,073	167,073
Share premium	20	636,091	659,399
Cumulative translation adjustment		(385,666)	(413,757)
Equity-settled compensation		11,207	17,264
Other reserves		153,253	151,261
Treasury shares		(7,965)	(16,989)
Revaluation surplus		246,486	245,261
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		518,584	518,064
Equity attributable to equity holders of the parent		1,371,637	1,369,150
Non-controlling interest		40,113	38,951
TOTAL SHAREHOLDERS EQUITY		1,411,750	1,408,101
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	978	767
Borrowings	23	682,995	680,005
Lease liabilities	24	316,244	287,679
Deferred income tax liabilities	10	330,367	330,336
Payroll and social security liabilities	25	544	1,454
Derivatives financial instruments	16	1,105	3,983
Provisions for other liabilities	26	2,792	2,244
Total Non-Current Liabilities		1,335,025	1,306,468
Current Liabilities
Trade and other payables	22	223,449	206,907
Current income tax liabilities	10	955	3,471
Payroll and social security liabilities	25	32,999	32,735
Borrowings	23	221,912	99,551
Lease liabilities	24	47,464	54,351
Derivative financial instruments	16	3,521	1,796
Provisions for other liabilities	26	808	1,508
Total Current Liabilities		531,108	400,319
TOTAL LIABILITIES		1,866,133	1,706,787
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,277,883	3,114,888

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—	—	—	—	—	56,913	56,913	299	57,212
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	187,729	—	—	—	—	154,339	—	—	342,068	21,984	364,052
Cash flow hedge (*)	—	—	—	—	16,907	—	—	—	—	—	16,907	—	16,907
Revaluation of surplus (**)	—	—	—	—	—	—	—	(211,287)	—	—	(211,287)	(19,386)	(230,673)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive income for the period	—	—	187,729	—	16,907	—	—	(63,883)	—	6,935	147,688	2,598	150,286
Total comprehensive income for the period	—	—	187,729	—	16,907	—	—	(63,883)	—	63,848	204,601	2,897	207,498

- Employee share options (Note 22)
Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	2,479	—	—	—	—	—	—	2,479	—	2,479
Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
Forfeited	—	—	—	—	—	23	(23)	—	—	—	—	—	—
Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(35,475)	—	—	—	—	(6,220)	—	—	—	(41,695)	—	(41,695)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2024 (unaudited)	167,073	680,990	(416,132)	14,984	(217)	151,250	(13,377)	253,715	41,574	482,637	1,362,497	39,417	1,401,914

(*) Net of 9,335 of Income tax.
(**) Net of 126,591 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Profit for the period	—	—	—	—		—	—	—	520	520	1,144	1,664
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	28,091	—	—	—	2,770	—	—	30,861	(452)	30,409
- Items that will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	(1,545)	—	—	(1,545)	470	(1,075)
Other comprehensive income for the period	—	—	28,091	—	—	—	1,225	—	—	29,316	18	29,334
Total comprehensive income for the period	—	—	28,091	—	—	—	1,225	—	520	29,836	1,162	30,998

- Reduction of issued share capital of the company (Note 21):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
- Employee share options (Note 22):
Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	13,454	—	—	—	—	—	13,454	—	13,454
Vested	—	20,263	—	(19,496)	3,595	—	—	—	—	4,362	—	4,362
Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	(1,605)	1,605	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2025 (unaudited)	158,073	636,091	(385,666)	11,207	153,253	(7,965)	246,486	41,574	518,584	1,371,637	40,113	1,411,750

(*) Net of 417 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2025	2024
		(unaudited)
Cash flows from operating activities:
Profit for the period		1,664	57,212
Adjustments for:
Income tax (benefit)	10	(1,939)	(44,524)
Depreciation of property, plant and equipment	11	81,752	104,721
Depreciation of right of use assets	12	38,372	47,366
Net (gain) / loss from the fair value adjustment of investment properties	13	(479)	19,805
Amortization of intangible assets	14	1,075	1,145
Gain from the sale of farmland and other assets	8	—	(6,050)
(Gain) / loss from disposal of other property items	8	(408)	332
Equity settled share-based compensation granted	7	11,894	3,466
(Gain) from derivative financial instruments	8, 9	(7,193)	(9,344)
Interest, finance cost related to lease liabilities and other financial expense, net	9	39,787	44,787
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(6,159)	(41,123)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(2,137)	5,088
Provision and allowances		36	12
Tax credit recognized	8	(3,419)	—
Net loss / (gain) of inflation effects on the monetary items	9	5,317	(5,617)
Foreign exchange (gains) / losses, net	9	(34,000)	22,023
Cash flow hedge – transfer from equity	9	—	26,312
Subtotal		124,163	225,611
Changes in operating assets and liabilities:
Increase in trade and other receivables		(100,002)	(37,751)
Increase in inventories		(52,824)	(167,073)
Decrease in biological assets		113,599	121,876
Decrease / (increase) in other assets		205	(391)
(Increase) / decrease in derivative financial instruments		(1,843)	20,759
Decrease / (increase) in trade and other payables		28,343	(40,966)
Decrease / (increase) in payroll and social security liabilities		1,101	(4,173)
Increase in provisions for other liabilities		90	468
Net cash provided by operating activities before taxes paid		112,832	118,360
Income tax paid		(1,795)	(2,559)
Net cash provided by operating activities	(a)	111,037	115,801

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2025 and 2024 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2025	2024
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	(15,265)
Purchases of property, plant and equipment	11	(137,681)	(154,097)
Purchases of cattle and non-current biological assets		(2,542)	(1,184)
Purchases of intangible assets	14	(818)	(557)
Interest received and others		4,000	4,473
Proceeds from sale of property, plant and equipment		615	620
Proceeds from sale of farmlands and other assets		1,601	20,044
Acquisition of short-term investment	16 (b)	(72,767)	(33,711)
Disposal of short-term investment	16	84,868	36,576
Net cash used in investing activities	(c)	(122,724)	(143,101)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		45	—
Proceeds from long-term borrowings		27,547	20,369
Payments of long-term borrowings		(42,602)	(11,740)
Proceeds from short-term borrowings		166,725	49,871
Payment of short-term borrowings		(64,153)	(117,043)
Payments of derivative financial instruments		33	(79)
Lease payments		(60,285)	(55,450)
Interest paid	(d)	(26,520)	(8,071)
Purchase of own shares		(10,210)	(41,695)
Dividends paid to non-controlling interest		—	(124)
Dividends to shareholders	21	(17,500)	(17,500)
Net cash used in financing activities	(e)	(26,920)	(181,462)
Net decrease in cash and cash equivalents		(38,607)	(208,762)
Cash and cash equivalents at beginning of period	19	211,244	339,781
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	7,970	9,292
Cash and cash equivalents at end of period	19	180,607	140,311
Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		Six-months ended June 30,
		2025	2024
Operating activities	(a)	2,228	(18,719)
Acquisition of short term investment	(b)	(444)	—
Investing activities	(c)	758	(4,003)
Interest paid	(d)	(2,338)	4,152
Financing activities	(e)	(4,654)	33,313
Exchange rate changes and inflation on cash and cash equivalents	(f)	1,668	(10,591)
For non-cash transactions, see Note 12 for right of use assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information
Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statements”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on August 14, 2025.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group’s exposure and risk management principles and processes since December 31, 2024. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the six-month period ended June 30, 2025. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the six-month period ended June 30, 2025 and 2024 were 15.1% and 79.8%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of June 30, 2025 and 2024, respectively, was 1,205 and 912, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

Since Javier Milei’s was elected to office, his administration has made progress in lifting exchange controls for individuals, as well as in easing other aspects of the foreign exchange controls regime that remains in place. While the current administration is not expected to impose further foreign exchange controls, but rather to eventually eliminate those still in effect,
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
there are no guarantees that new foreign exchange controls will not be implemented in the future by this or any subsequent government.

Argentina has significantly eased its exchange controls as of April 14, 2025. These changes, implemented through Central Bank Communication “A” 8226 and Decree 269/2025, mark a substantial step in the government's economic liberalization program. A summary of the key changes are the following:

•Access to Foreign Currency: Argentine residents can now freely purchase and hold US dollars for savings or deposits without needing prior authorization from the Central Bank.
•Repatriation of Dividends: Financial institutions can now process transfers abroad for profits and dividends to non-resident shareholders based on audited financial statements from the fiscal year 2025 onwards.
•Import Flexibility: The SIRA/SIRASE system (a previous mandatory request for imports) for import payments has been eliminated.Payments for imported goods can be made once the goods are cleared for domestic use, without previous minimum waiting periods (which were typically 30 days). Advance payments for capital goods are allowed up to 30% of the FOB value, with a total limit of 80% including other payment methods.
•Service Payments: Payments for services from unrelated foreign parties can be made immediately as they accrue. Payments to related foreign parties now have a reduced minimum waiting period of 90 days from the date the service was provided or accrued (down from 180 days).
•Market Transactions: Restrictions on buying and selling securities in foreign currency have been relaxed. Simplified Documentation: Declarations for foreign exchange transactions that occurred before April 11, 2025, are no longer required to access the FX market.
•Exchange Rate Regime: A new managed floating exchange rate regime has been introduced, with a band between 1,000 and 1,400 pesos per US dollar, which will expand by 1% monthly. The “dólar blend” system for exporters has been eliminated, requiring all export revenue to be settled through the official market.

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2025. All amounts are shown in US dollars.

	June 30, 2025
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	US Dollar	Total
Argentine Peso	29,898	—	—	—	29,898
Brazilian Reais	—	(647,704)	—	—	(647,704)
US Dollar	(294,298)	(201,794)	2,170	27,592	(466,330)
Uruguayan Peso	—	—	—	(7,625)	(7,625)
Total	(264,400)	(849,498)	2,170	19,967	(1,091,761)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended June 30, 2025 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	June 30, 2025
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Chilean Peso	Total
US Dollar	(73,575)	(20,179)	217	(93,537)
(Decrease) or increase in Profit before income tax	(73,575)	(20,179)	217	(93,537)

Hedge Accounting - Cash flow hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the six-month period ended June 30, 2024, a loss before income tax of US$ 531 was recognized in other comprehensive income and US$ 26,550 was reclassified from equity to profit or loss within “Financial results, net.” In 2025, both items are zero.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2025 (all amounts are shown in US dollars):

	June 30, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	12	—	—	12
Brazilian Reais	—	66,029	—	66,029
US Dollar	128,202	298,879	207,228	634,309
Subtotal fixed-rate borrowings	128,214	364,908	207,228	700,350
Variable rate:
Brazilian Reais	—	204,557	—	204,557
Subtotal variable-rate borrowings	—	204,557	—	204,557
Total borrowings as per analysis	128,214	569,465	207,228	904,907

At June 30, 2025, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	June 30, 2025
	(unaudited)
	Functional currency
Rate per currency denomination	Brazilian Reais	Total
Variable rate:
Brazilian Reais	(2,046)	(2,046)
Decrease in profit before income tax	(2,046)	(2,046)

•Credit risk

As of June 30, 2025, six banks accounted for approximately 70% of the total cash deposited (Santander, Banco do Brasil, Max capital, Credit Agricole, Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2025:

▪    Futures / Options

	June 30, 2025
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Soybean	2	442	13	13
Sugar	19	8,139	1,353	1,175
Ethanol	13	37,652	(142)	(140)
OTC:
Buy put
Ethanol	9	2,509	(130)	(128)
Total	43	48,742	1,094	920

(*) Included in line “Gain / (Loss) from commodity derivative financial instruments” Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
In December 2020 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of R$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December, 2026. This swap expires semiannually until December, 2026.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
In July 2024, the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with Itaú BBA in an aggregate amount of R$ 76 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

Also, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with BR Partners in an aggregate amount of R$ 115 million. In this operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

Finally, Adecoagro Vale do Ivinhema, entered an interest rate swap transaction with XP Investimentos in an aggregate amount of R$ 209 million. In this operation Adecoagro Vale do Ivinhema receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
The swap agreements resulted in a recognition of a gain of US$ 3.8 million for the six-month period ended June 30, 2025.

▪Currency forward
No significant currency forward is in place.

3.    Segment information

We are engaged in agricultural, manufacturing and land transformation activities.

Our agricultural activities consist of (i) harvesting certain agricultural products, including crops, rough rice, and sugarcane, either for sale to third parties or for our own internal use as inputs in manufacturing processes, and (ii) producing fluid milk.

Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) producing UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others.

Our land transformation activities relate to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and the implementation of production technology and agricultural best practices on these farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy”.

•The ‘Farming’ business is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2024, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The primary operating performance measure for all of our segments is “Profit or Loss from Operations” which we measure in accordance with the procedure outlined above.
The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the six-month period ended

June 30, 2025 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	116,764	(2,628)	114,136	137,395	(1,267)	136,128	145,083	(4,152)	140,931
Cost of revenue	(113,238)	2,647	(110,591)	(111,797)	1,089	(110,708)	(128,582)	3,691	(124,891)
Initial recognition and changes in fair value of biological assets and agricultural produce	(266)	(93)	(359)	9,151	(404)	8,747	16,641	(648)	15,993
Changes in net realizable value of agricultural produce after harvest	3,560	(133)	3,427	(53)	(31)	(84)	(9)	—	(9)
Margin on manufacturing and agricultural activities before operating expenses	6,820	(207)	6,613	34,696	(613)	34,083	33,133	(1,109)	32,024
General and administrative expenses	(12,751)	394	(12,357)	(11,142)	404	(10,738)	(7,361)	243	(7,118)
Selling expenses	(9,352)	307	(9,045)	(20,256)	472	(19,784)	(16,404)	510	(15,894)
Other operating (expense) / income, net	1,107	10	1,117	1,531	(48)	1,483	61	—	61
Profit / (loss) from operations	(14,176)	504	(13,672)	4,829	215	5,044	9,429	(356)	9,073

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,835)	96	(2,739)	(8,286)	256	(8,030)	(7,004)	244	(6,760)
Net gain from Fair value adjustment of Investment property	—	—	—	479	—	479	—	—	—

June 30, 2025 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	715,633	(8,047)	707,586
Cost of revenue	—	—	—	(602,009)	7,427	(594,582)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	34,238	(1,145)	33,093
Changes in net realizable value of agricultural produce after harvest	—	—	—	2,724	(164)	2,560
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	150,586	(1,929)	148,657
General and administrative expenses	(24,957)	620	(24,337)	(72,628)	1,661	(70,967)
Selling expenses	(136)	6	(130)	(78,047)	1,295	(76,752)
Other operating (expense) / income, net	(143)	5	(138)	8,428	(33)	8,395
Profit / (loss) from operations	(25,236)	631	(24,605)	8,339	994	9,333

Depreciation of Property, plant and equipment and amortization of Intangible assets	(870)	30	(840)	(83,453)	626	(82,827)
Net gain from Fair value adjustment of Investment property	—	—	—	479	—	479
.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the six-month period ended

June 30,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	108,465	5,911	114,376	128,911	7,251	136,162	125,834	8,684	134,518
Cost of revenue	(102,589)	(5,615)	(108,204)	(100,321)	(3,901)	(104,222)	(103,153)	(6,701)	(109,854)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,808	2,872	29,680	31,343	5,232	36,575	4,012	479	4,491
Changes in net realizable value of agricultural produce after harvest	(12,394)	(1,695)	(14,089)	(1)	(6)	(7)	—	—	—
Margin on manufacturing and agricultural activities before operating expenses	20,290	1,473	21,763	59,932	8,576	68,508	26,693	2,462	29,155
General and administrative expenses	(14,289)	(534)	(14,823)	(8,955)	(608)	(9,563)	(5,239)	(462)	(5,701)
Selling expenses	(6,949)	(475)	(7,424)	(15,541)	(899)	(16,440)	(11,554)	(991)	(12,545)
Other operating (expense) / income, net	7,962	(3,719)	4,243	(14,242)	827	(13,415)	2,051	331	2,382
Profit / (loss) from operations	7,014	(3,255)	3,759	21,194	7,896	29,090	11,951	1,340	13,291

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,659)	(361)	(4,020)	(6,752)	(526)	(7,278)	(5,623)	(526)	(6,149)
Net loss from Fair value adjustment of Investment property	(566)	(3,868)	(4,434)	(16,023)	652	(15,371)	—	—	—

June 30,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	651,346	21,846	673,192
Cost of revenue	—	—	—	(523,590)	(16,217)	(539,807)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	99,117	8,583	107,700
Changes in net realizable value of agricultural produce after harvest	—	—	—	(11,878)	(1,701)	(13,579)
Margin on manufacturing and agricultural activities before operating expenses	—	—	—	214,995	12,511	227,506
General and administrative expenses	(11,527)	(1,004)	(12,531)	(52,239)	(2,608)	(54,847)
Selling expenses	(27)	(15)	(42)	(66,341)	(2,380)	(68,721)
Other operating (expense) / income, net	406	3	409	3,693	(2,558)	1,135
Profit / (loss) from operations	(11,148)	(1,016)	(12,164)	100,108	4,965	105,073

Depreciation of Property, plant and equipment and amortization of Intangible assets	(712)	(63)	(775)	(104,390)	(1,476)	(105,866)
Net loss from Fair value adjustment of Investment property	—	—	—	(16,589)	(3,216)	(19,805)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2025 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	116,764	137,395	145,083	399,242	316,391	—	715,633
Cost of revenue	(113,238)	(111,797)	(128,582)	(353,617)	(248,392)	—	(602,009)
Initial recognition and changes in fair value of biological assets and agricultural produce	(266)	9,151	16,641	25,526	8,712	—	34,238
Changes in net realizable value of agricultural produce after harvest	3,560	(53)	(9)	3,498	(774)	—	2,724
Margin on manufacturing and agricultural activities before operating expenses	6,820	34,696	33,133	74,649	75,937	—	150,586
General and administrative expenses	(12,751)	(11,142)	(7,361)	(31,254)	(16,417)	(24,957)	(72,628)
Selling expenses	(9,352)	(20,256)	(16,404)	(46,012)	(31,899)	(136)	(78,047)
Other operating (expense) / income, net	1,107	1,531	61	2,699	5,872	(143)	8,428
Profit / (loss) from operations	(14,176)	4,829	9,429	82	33,493	(25,236)	8,339

Depreciation of Property, plant and equipment and amortization of Intangible assets	(2,835)	(8,286)	(7,004)	(18,125)	(64,458)	(870)	(83,453)
Net gain from Fair value adjustment of Investment property	—	479	—	479	—	—	479
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,451	5,505	(10,058)	(102)	3,962	—	3,860
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(4,717)	3,646	26,699	25,628	4,750	—	30,378
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,137	—	—	2,137	—	—	2,137
Changes in net realizable value of agricultural produce after harvest (realized)	1,423	(53)	(9)	1,361	(774)	—	587

As of June 30, 2025:
Farmlands and farmland improvements, net	431,519	175,983	2,446	609,948	79,181	—	689,129
Machinery, equipment, building and facilities, and other fixed assets, net	39,961	107,766	137,445	285,172	242,953	—	528,125
Bearer plants, net	1,282	—	—	1,282	398,954	—	400,236
Work in progress	2,618	15,828	9,009	27,455	16,620	—	44,075
Right of use asset	11,888	11,390	830	24,108	379,767	696	404,571
Investment property	1,206	32,336	—	33,542	—	—	33,542
Goodwill	10,248	6,229	—	16,477	4,001	—	20,478
Biological assets	40,059	24,458	43,971	108,488	85,178	—	193,666
Finished goods	80,219	22,931	21,482	124,632	29,588	—	154,220
Raw materials, Stocks held by third parties and others	51,836	101,031	21,477	174,344	27,292	—	201,636
Total segment assets	670,836	497,952	236,660	1,405,448	1,263,534	696	2,669,678
Borrowings	44,332	70,062	83,881	198,275	580,693	125,939	904,907
Lease liabilities	11,253	6,721	778	18,752	344,102	854	363,708
Total segment liabilities	55,585	76,783	84,659	217,027	924,795	126,793	1,268,615
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	108,465	128,911	125,834	363,210	288,136	—	651,346
Cost of revenue	(102,589)	(100,321)	(103,153)	(306,063)	(217,527)	—	(523,590)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,808	31,343	4,012	62,163	36,954	—	99,117
Changes in net realizable value of agricultural produce after harvest	(12,394)	(1)	—	(12,395)	517	—	(11,878)
Margin on manufacturing and agricultural activities before operating expenses	20,290	59,932	26,693	106,915	108,080	—	214,995
General and administrative expenses	(14,289)	(8,955)	(5,239)	(28,483)	(12,229)	(11,527)	(52,239)
Selling expenses	(6,949)	(15,541)	(11,554)	(34,044)	(32,270)	(27)	(66,341)
Other operating (expense) / income, net	7,962	(14,242)	2,051	(4,229)	7,516	406	3,693
Profit / (loss) from operations	7,014	21,194	11,951	40,159	71,097	(11,148)	100,108

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,659)	(6,752)	(5,623)	(16,034)	(87,644)	(712)	(104,390)
Net loss from Fair value adjustment of Investment property	(566)	(16,023)	—	(16,589)	—	—	(16,589)
Transfer of revaluation surplus derived from the disposals of assets before taxes	(9,024)	—	—	(9,024)	—	—	(9,024)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	25,682	22,080	(14,629)	33,133	4,749	—	37,882
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,126	9,263	18,641	29,030	32,205	—	61,235
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,088)	—	—	(5,088)	—	—	(5,088)
Changes in net realizable value of agricultural produce after harvest (realized)	(7,306)	(1)	—	(7,307)	517	—	(6,790)

As of December 31, 2024:
Farmlands and farmland improvements, net	432,826	176,516	2,454	611,796	80,357	—	692,153
Machinery, equipment, building and facilities, and other fixed assets, net	41,770	112,849	143,640	298,259	203,679	—	501,938
Bearer plants, net	1,292	—	—	1,292	326,278	—	327,570
Work in progress	468	6,276	4,009	10,753	16,175	—	26,928
Right of use assets	20,850	15,234	474	36,558	336,521	767	373,846
Investment property	28,193	5,349	—	33,542	—	—	33,542
Goodwill	10,397	6,319	—	16,716	3,526	—	20,242
Biological assets	79,363	102,098	42,864	224,325	69,620	—	293,945
Finished goods	40,345	32,623	20,553	93,521	94,633	—	188,154
Raw materials, Stocks held by third parties and others	44,809	18,446	16,390	79,645	21,865	—	101,510
Total segment assets	700,313	475,710	230,384	1,406,407	1,152,654	767	2,559,828
Borrowings	36,573	15,270	69,199	121,042	532,230	126,284	779,556
Lease liabilities	17,385	12,549	538	30,472	310,769	789	342,030
Total segment liabilities	53,958	27,819	69,737	151,514	842,999	127,073	1,121,586
.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Six-months ended June 30,
	2025	2024
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	165,647	109,870
Sugar	126,730	155,005
Energy (*)	14,539	13,804
Peanut	32,387	18,313
Sunflower	2,924	3,389
Cotton	2,339	1,986
Rice (*)	116,107	117,014
Fluid milk (UHT)	59,249	63,495
Powder milk	20,815	23,904
Other dairy products	42,953	33,529
Services	4,725	5,329
Rental income	461	2,134
Others	26,975	22,379
Subtotal manufactured products and services rendered	615,851	570,151
Agricultural produce and biological assets:
Soybean	40,549	46,315
Corn	22,167	27,211
Wheat	6,583	9,163
Sunflower	4,190	2,439
Barley	1,977	1,733
Milk	1,919	3,983
Cattle	3,265	2,059
Cattle for dairy	10,212	5,832
Others	873	4,306
Subtotal agricultural produce and biological assets	91,735	103,041
Total revenue	707,586	673,192

(*) Includes revenue of mwh of energy produced by third parties for an amount of US$ 1.76 million and tons of power milk for an amount of US$ 0.3 million (June 30, 2024: revenue of mwh of energy and tons rice produced by third parties for an amount of US$ 0.6 million and US$ 0.7 million, respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 113.2 million as of June 30, 2025 (June 30, 2024: US$ 116.2 million) comprised primarily of 9,711 liters of ethanol (US$ 5.67 million), 394,888 mwh of energy (US$ 18.18 million), 165,771 tons of
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

sugar (US$ 65.57 million), 40,630 tons of soybean (US$ 11.81 million), 54,301 tons of corn (US$ 9.88 million), 1,169 tons of sorghum (US$ 0.22 million) and 7,687 tons of wheat (US$ 1.59 million) which expire between July 2025 and December 2025.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Six-month ended June 30, 2025 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2025 (Note 18)	40,345	32,623	20,553	94,633	188,154
Cost of production of manufactured products (Note 6)	34,156	111,771	112,357	172,825	431,109
Purchases	22,627	—	—	1,999	24,626
Agricultural produce	129,122	—	12,131	8,356	149,609
Transfer to raw material	(49,625)	(10,503)	—	—	(60,128)
Direct agricultural selling expenses	10,062	—	—	—	10,062
Tax recoveries (i)	—	—	—	(23,892)	(23,892)
Changes in net realizable value of agricultural produce after harvest	3,427	(84)	(9)	(774)	2,560
Loss of idle productive capacity	—	—	—	17,912	17,912
Finished goods as of June 30, 2025 (Note 18)	(80,219)	(22,931)	(21,482)	(29,588)	(154,220)
Exchange differences	696	(168)	1,341	6,921	8,790
Cost of revenue for the period	110,591	110,708	124,891	248,392	594,582
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Six-month ended June 30, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	20,651	119,491	102,265	249,158	491,565
Purchases	14,125	1,931	6,250	356	22,662
Agricultural produce	164,471	—	9,815	6,007	180,293
Transfer to raw material	(67,602)	(6,773)	—	—	(74,375)
Direct agricultural selling expenses	14,742	—	—	—	14,742
Tax recoveries (i)	—	—	—	(17,297)	(17,297)
Changes in net realizable value of agricultural produce after harvest	(14,089)	(7)	—	517	(13,579)
Finished goods as of June 30, 2024	(74,031)	(20,106)	(12,027)	(131,576)	(237,740)
Exchange differences	16,530	380	(6,376)	(16,609)	(6,075)
Cost of revenue for the period	108,204	104,222	109,854	217,527	539,807
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Six-month ended June 30, 2025 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,973	9,444	8,015	19,061	39,493	28,254	7,131	74,878
Raw materials and consumables	—	806	11,381	2,118	14,305	—	—	14,305
Depreciation and amortization	340	2,551	2,841	48,754	54,486	13,094	763	68,343
Depreciation of right-of-use assets	—	26	13	5,145	5,184	10,553	36	15,773
Fuel, lubricants and others	230	1,001	691	13,256	15,178	481	132	15,791
Maintenance and repairs	824	2,343	2,517	12,488	18,172	3,773	470	22,415
Freights	455	5,682	1,837	242	8,216	(13)	33,669	41,872
Export taxes / selling taxes	—	—	—	—	—	—	18,423	18,423
Export expenses	—	—	—	—	—	—	7,049	7,049
Contractors and services	1,030	481	311	4,379	6,201	—	—	6,201
Energy transmission	—	—	—	—	—	—	982	982
Energy power	755	2,234	1,714	451	5,154	336	124	5,614
Professional fees	43	62	55	457	617	9,162	320	10,099
Other taxes	29	118	101	3,922	4,170	664	100	4,934
Contingencies	—	—	—	—	—	394	—	394
Lease expense and similar arrangements	118	741	88	—	947	852	442	2,241
Third parties raw materials	2,971	12,423	41,630	7,052	64,076	—	—	64,076
Tax recoveries	—	—	—	(2,270)	(2,270)	—	—	(2,270)
Others	707	1,818	1,494	4,331	8,350	3,417	7,111	18,878
Subtotal	10,475	39,730	72,688	119,386	242,279	70,967	76,752	389,998
Own agricultural produce consumed	23,681	72,041	39,669	53,439	188,830	—	—	188,830
Total	34,156	111,771	112,357	172,825	431,109	70,967	76,752	578,828

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Six-month ended June 30, 2024 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,402	7,981	6,127	20,248	36,758	16,920	5,782	59,460
Raw materials and consumables	—	640	12,728	2,767	16,135	—	—	16,135
Depreciation and amortization	2,034	2,448	2,562	68,010	75,054	11,691	730	87,475
Depreciation of right-of-use assets	—	25	—	4,282	4,307	13,886	113	18,306
Fuel, lubricants and others	126	1,128	787	18,466	20,507	630	202	21,339
Maintenance and repairs	978	2,642	2,477	16,186	22,283	2,000	461	24,744
Freights	63	8,916	1,629	301	10,909	—	30,568	41,477
Export taxes / selling taxes	—	—	—	—	—	—	15,744	15,744
Export expenses	—	—	—	—	—	—	7,125	7,125
Contractors and services	835	585	190	6,929	8,539	—	—	8,539
Energy transmission	—	—	—	—	—	—	1,135	1,135
Energy power	474	1,928	1,338	384	4,124	327	81	4,532
Professional fees	39	178	52	400	669	5,347	395	6,411
Other taxes	11	157	101	1,938	2,207	351	15	2,573
Contingencies	—	—	—	—	—	714	—	714
Lease expense and similar arrangements	112	572	77	—	761	772	288	1,821
Third parties raw materials	3,809	15,260	36,767	7,673	63,509	—	—	63,509
Tax recoveries	—	—	—	(97)	(97)	—	—	(97)
Others	356	1,468	1,348	4,186	7,358	2,209	6,082	15,649
Subtotal	11,239	43,928	66,183	151,673	273,023	54,847	68,721	396,591
Own agricultural produce consumed	9,412	75,563	36,082	97,485	218,542	—	—	218,542
Total	20,651	119,491	102,265	249,158	491,565	54,847	68,721	615,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Six-month period ended June 30,
	2025	2024
	(unaudited)
Wages and salaries	79,725	76,057
Social security costs	21,488	23,955
Equity-settled share-based compensation	11,894	3,466
	113,107	103,478

8.    Other operating income expense, net

	Six-month period ended June 30,
	2025	2024
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)	—	6,050
Gain from commodity derivative financial instruments	3,014	9,746
Gain /(loss) from disposal of other property items	408	(332)
Net gain /(loss) from fair value adjustment of investment property	479	(19,805)
Tax credits recognized (*)	3,419	—
Others	1,075	5,476
	8,395	1,135

(*) This amount includes US$ 2.2 million related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 1.2 million related to federal grant credits.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Six-month period ended June 30,
	2025	2024
	(unaudited)
Finance income:
- Interest income	4,121	4,566
- Foreign exchange gain, net	34,000	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	4,731	—
- Other income	505	459
Finance income	43,357	5,025

Finance costs:
- Interest expense	(23,222)	(16,516)
- Finance cost related to lease liabilities	(19,999)	(28,013)
- Cash flow hedge – transfer from equity	—	(26,312)
- Foreign exchange losses, net	—	(22,023)
- Taxes	(3,199)	(4,159)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(709)
- Other expenses	(1,228)	(5,295)
Finance costs	(47,648)	(103,027)
Other financial results - Net (loss)/gain of inflation effects on the monetary items	(5,317)	5,617
Total financial results, net	(9,608)	(92,385)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2025	June 30, 2024
	(unaudited)
Current income tax	(3,433)	(2,011)
Deferred income tax	5,372	46,535
Income tax benefit	1,939	44,524

The gross movement on the deferred income tax liability is as follows:

	June 30, 2025	June 30, 2024
	(unaudited)
Beginning of period	(314,829)	(366,554)
Exchange differences	(7,400)	(140,242)
Effect of fair value valuation for farmlands	417	124,511
Disposal of farmland (Note 20)	—	2,080
Tax charge relating to cash flow hedge (i)	—	(9,335)
Others	3,138	2,167
Income tax benefit	5,372	46,535
End of period	(313,302)	(340,838)

(i)It relates to the amount reclassified of US$ 26,019 loss from profit and loss to equity for the six-month period ended June 30, 2024.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2025	June 30, 2024
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	1,445	(2,061)
Non-deductible items	(345)	(195)
Non-taxable income	4,547	6,006
Tax losses where no deferred tax asset was recognized	—	(18)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	4,638	9,873
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	(5,993)	27,202
Others	(2,353)	3,717
Income tax profit	1,939	44,524
(1) 2025 includes 2,270 of adjustment by inflation of tax loss carryforwards in Argentina (9,873 in 2024).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st, 2024.

The group has not recognized Pillar Two current tax for the period ended June 30, 2025.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2025 and 2024 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30 2024
Opening net book amount.	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	350,046	4,031	57,247	1,549	(50,029)	4,304	160	367,308
Additions	—	—	9,528	42,051	71,726	3,812	14,739	141,856
Revaluation surplus	(355,597)	—	—	—	—	—	—	(355,597)
Transfers	—	51	3,900	4,187	—	96	(8,234)	—
Disposals	(13,732)	(8)	(924)	(1,390)	—	(3)	—	(16,057)
Reclassification to non-income tax credits (*)	—	—	—	(144)	—	—	—	(144)
Depreciation	—	(1,880)	(15,451)	(36,403)	(49,900)	(1,087)	—	(104,721)
Closing net book amount	674,919	13,839	295,456	206,845	347,639	16,036	27,476	1,582,210
At June 30, 2024 (unaudited)
Cost	674,919	47,500	597,728	1,126,671	987,864	41,840	27,476	3,503,998
Accumulated depreciation	—	(33,661)	(302,272)	(919,826)	(640,225)	(25,804)	—	(1,921,788)
Net book amount	674,919	13,839	295,456	206,845	347,639	16,036	27,476	1,582,210
Six-month period ended June 30, 2025
Opening net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	533	(134)	6,067	20,488	45,647	(143)	1,377	73,835
Additions	—	—	4,878	24,721	65,056	2,352	27,405	124,412
Revaluation surplus	(1,485)	—	—	—	—	—	—	(1,485)
Transfers	—	—	9,033	2,769	—	(167)	(11,635)	—
Disposals	—	—	(796)	(1,048)	—	(50)	—	(1,894)
Reclassification to non-income tax credits (*)	—	—	—	(140)	—	—	—	(140)
Depreciation	—	(1,938)	(13,148)	(27,342)	(38,037)	(1,287)	—	(81,752)
Closing net book amount	675,808	13,321	309,789	200,563	400,236	17,773	44,075	1,661,565
At June 30, 2025 (unaudited)
Cost	675,808	50,977	642,090	1,192,229	1,132,569	46,479	44,075	3,784,227
Accumulated depreciation	—	(37,656)	(332,301)	(991,666)	(732,333)	(28,706)	—	(2,122,662)
Net book amount	675,808	13,321	309,789	200,563	400,236	17,773	44,075	1,661,565
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2025, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 676 million as of June 30, 2025) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of June 30, 2025 would have reduced the value of the farmlands by US$ 68.1 million, which would impact, net of its tax effect, the “Revaluation surplus” item in the statement of Changes in Shareholders’ Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2025 and 2024.

As of June 30, 2025, borrowing costs of US$ 2,007 (June 30, 2024: US$ 2,384) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$217.8 million as of June 30, 2025 (June 30, 2024: US$ 217.8 million). As of June 30, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2025 and 2024 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of June 30, 2024
Opening net book amount	384,844	21,869	406,713
Exchange differences	(37,758)	844	(36,914)
Additions and re-measurement	37,681	8,091	45,772
Depreciation	(42,465)	(4,901)	(47,366)
Closing net book amount	342,302	25,903	368,205

As of June 30, 2025
Opening net book amount	352,678	21,168	373,846
Exchange differences	41,012	3,834	44,846
Additions and re-measurement	16,832	7,419	24,251
Depreciation	(32,910)	(5,462)	(38,372)
Closing net book amount	377,612	26,959	404,571

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2025 and 2024 were as follows:

	June 30, 2025	June 30, 2024
	(unaudited)
Beginning of period	33,542	33,364
Gain / (loss) from fair value adjustment (Note 8)	479	(19,805)
Exchange differences	(479)	19,805
End of period	33,542	33,364
Fair value	33,542	33,364
Net book amount	33,542	33,364

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of June 30, 2025 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item “Net gain / (loss) from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2025 and 2024 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of June 30, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	5,236	1,775	2,825	(93)	9,743
Additions	—	557	—	—	557
Amortization charge (i)	—	(901)	(241)	(3)	(1,145)
Closing net book amount	19,545	7,473	9,015	641	36,674
At June 30, 2024 (unaudited)
Cost	19,545	19,240	12,319	1,251	52,355
Accumulated amortization	—	(11,767)	(3,304)	(610)	(15,681)
Net book amount	19,545	7,473	9,015	641	36,674

As of June 30, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	236	201	(72)	76	441
Additions	—	816	2	—	818
Amortization charge (i)	—	(822)	(251)	(2)	(1,075)
Closing net book amount	20,478	7,357	8,935	645	37,415
At June 30, 2025 (unaudited)
Cost	20,478	20,845	12,756	1,261	55,340
Accumulated amortization	—	(13,488)	(3,821)	(616)	(17,925)
Net book amount	20,478	7,357	8,935	645	37,415

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2025 and 2024, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2025 and 2024 were as follows:

	June 30, 2025 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	79,363	102,098	42,864	69,620	293,945
Increase due to purchases	1,854	688	—	—	2,542
Initial recognition and changes in fair value of biological assets	(359)	8,747	15,993	8,712	33,093
Decrease due to harvest / disposals	(132,385)	(132,850)	(51,800)	(64,369)	(381,404)
Costs incurred during the period	92,690	47,176	37,526	61,375	238,767
Exchange differences	(1,104)	(1,401)	(612)	9,840	6,723
End of period	40,059	24,458	43,971	85,178	193,666

	June 30, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	625	559	—	—	1,184
Initial recognition and changes in fair value of biological assets	29,680	36,575	4,491	36,954	107,700
Decrease due to harvest / disposals	(164,779)	(141,582)	(48,628)	(107,564)	(462,553)
Costs incurred during the period	89,521	68,618	45,999	66,910	271,048
Exchange differences	31,581	17,648	13,768	(15,549)	47,448
End of period	42,173	14,661	38,821	97,209	192,864

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2024.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the six-month period ended June 30, 2025:

	June 30, 2025
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,371	7,858	6,210	7,400	23,839
Depreciation and amortization	—	—	—	1,615	1,615
Depreciation of right-of-use assets	—	—	—	16,637	16,637
Fertilizers, agrochemicals and seeds	22,217	2,533	3,096	21,774	49,620
Fuel, lubricants and others	356	1,235	779	3,018	5,388
Maintenance and repairs	694	6,249	2,692	2,195	11,830
Freights	2,618	1,135	80	—	3,833
Contractors and services	14,806	19,080	—	6,724	40,610
Feeding expenses	223	94	12,115	—	12,432
Veterinary expenses	146	54	1,996	—	2,196
Energy power	30	2,766	986	—	3,782
Professional fees	102	206	414	188	910
Other taxes	430	56	149	34	669
Lease expense and similar arrangements	47,903	4,959	1	874	53,737
Others	421	945	426	916	2,708
Subtotal	92,317	47,170	28,944	61,375	229,806
Own agricultural produce consumed	373	6	8,582	—	8,961
Total	92,690	47,176	37,526	61,375	238,767

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)
Cost of production for the six-month period ended June 30, 2024:

	June 30, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,050	7,238	5,085	6,112	21,485
Depreciation and amortization	—	—	—	2,019	2,019
Depreciation of right-of-use assets	—	—	—	25,144	25,144
Fertilizers, agrochemicals and seeds	33,066	15,334	47	21,460	69,907
Fuel, lubricants and others	530	1,251	746	1,993	4,520
Maintenance and repairs	1,479	6,702	2,271	1,754	12,206
Freights	3,837	1,239	105	—	5,181
Contractors and services	10,486	28,506	—	6,296	45,288
Feeding expenses	96	73	23,463	—	23,632
Veterinary expenses	142	43	2,694	—	2,879
Energy power	30	2,199	1,088	—	3,317
Professional fees	278	120	81	164	643
Other taxes	540	60	6	19	625
Lease expense and similar arrangements	35,544	4,825	—	—	40,369
Others	252	968	389	1,949	3,558
Subtotal	89,330	68,558	35,975	66,910	260,773
Own agricultural produce consumed	191	60	10,024	—	10,275
Total	89,521	68,618	45,999	66,910	271,048

Biological assets as of June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current
Cattle for dairy production	43,416	42,449
Breeding cattle	274	607
Other cattle	346	362
	44,036	43,418
Current
Breeding cattle	13,063	11,433
Other cattle	555	415
Sown land – crops	29,303	69,339
Sown land – rice	21,533	99,720
Sown land – sugarcane	85,176	69,620
	149,630	250,527
Total biological assets	193,666	293,945

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments

As of June 30, 2025, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2025 and their allocation to the fair value hierarchy:

	2025
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,263	13,982	15,245
Short-term investment (1)	25,065	—	25,065
Total assets	26,328	13,982	40,310
Liabilities
Derivative financial instruments	(272)	(4,354)	(4,626)
Total liabilities	(272)	(4,354)	(4,626)

(1) It includes US$ 1,565 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre), US$ 5,265 LELINK (Letras Dollar Linked), 4,977 BONCAP (Bono Capitalizable en Pesos) and US$ 13,258 of LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos).

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	1,094

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(103)

Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	9,628

Public securities	Quoted price	-	-	1	25,065

17.    Trade and other receivables, net

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current
Advances to suppliers	5,200	3,316
Income tax credits	8,654	4,639
Non-income tax credits (i)	39,784	26,240
Judicial deposits	2,103	1,816
Other receivables	521	2,499
Non-current portion	56,262	38,510
Current
Trade receivables	121,086	87,645
Less: Allowance for trade receivables	(1,222)	(1,114)
Trade receivables – net	119,864	86,531
Prepaid expenses	19,126	18,038
Advance to suppliers	63,756	35,996
Income tax credits	6,293	5,680
Non-income tax credits (i)	57,577	53,522
Receivable from disposal of subsidiary	1,688	2,900
Receivables from related parties (Note 28)	16,243	—
Other receivables	8,831	10,689
Subtotal	173,514	126,825
Current portion	293,378	213,356
Total trade and other receivables, net	349,640	251,866

(i) Includes US$ 140 for the six-month period ended June 30, 2025 reclassified from property, plant and equipment (for the year ended December 31, 2024: US$ 307).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2025	December 31, 2024
	(unaudited)
Currency
US Dollar	121,635	84,477
Argentine Peso	105,501	70,837
Uruguayan Peso	1,575	2,478
Brazilian Reais	120,929	94,074
	349,640	251,866

As of June 30, 2025 trade receivables of US$ 26,887 (December 31, 2024: US$ 29.123) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 3,732 and US$ 289 are over 6 months in June 30, 2025 and December 31, 2024, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2025	December 31, 2024
	(unaudited)
Raw materials	201,636	101,510
Finished goods (Note 5)	154,220	188,154
	355,856	289,664

19.    Cash and cash equivalents

	June 30, 2025	December 31, 2024
	(unaudited)
Cash at bank and on hand	81,243	137,294
Short-term bank deposits	99,364	73,950
	180,607	211,244

20.    Disposals

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for the six-month period ended June 30, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2024	111,382	910,883
Employee share options exercised (Note 22)	—	115
Restricted shares vested	—	7,540
Purchase of own shares	—	(35,475)
Dividends to shareholders	—	(35,000)
At June 30,2024 (unaudited)	111,382	848,063

At January 1, 2025	111,382	826,472
Reduction of issued share capital of the Company	(6,000)	(9,000)
Employee share options exercised (Note 22)	—	52
Restricted share vested	—	20,263
Purchase of own shares	—	(8,623)
Dividends to shareholders	—	(35,000)
At June 30,2025 (unaudited)	105,382	794,164

Decision of the Extraordinary General Shareholders’ meeting

On June 6, 2025 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $9,000,000 by the cancellation of 6,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from June 6, 2025, our issued share capital amounts to $158,072,722.50, represented by 105,381,815 shares in issue (of which 5,312,375 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On July 11, 2024, the Group’s share repurchase program was renewed to purchase up to five per cent (5%) of the Company’s total outstanding share capital until December 31, 2024 or reaching the maximum number of shares authorized for purchase under the program, whichever occurs first.

As of June 30, 2025, the Company repurchased an aggregate of 32,299,783 shares under the program, of which 11,139,445 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the six-month periods ended June 30, 2025 and 2024 the Company repurchased shares for an amount of 1,057,858 and 4,146,651 respectively.

Annual dividends

On June 17, 2025, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May 16, 2025 and November, 2025, respectively. First installment was already paid.

On April 17, 2024, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments made on May 29, 2024 and November 27, 2024, respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder’s contribution (continued)
Net assets
The carrying amount of the net assets of the Company as of June 30, 2025 was USD 1.42 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the two major lines of business, Farming and Sugar, Ethanol and Energy, based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value as of June 30, 2025.

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2025, 5,149 options (June 30, 2024: 14,396) were exercised. No options were forfeited or expired for any of the periods presented.

(b)Restricted Share and Restricted Stock Unit Plan

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether of the controlling interest of the Company, it was decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. As of June 30, 2025, the Group recognized compensation expense of US$ 14.7 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2024: US$ 3.4 million). For the six-month period ended June 30, 2025, 1,069,913 Restricted Shares were granted (June 30, 2024: 603,799), 2,396,797 were vested (June 30, 2024: 970,511), and 1,541 Restricted shares were forfeited (June 30, 2024: 15,662).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current
Trade payables	288	384
Other payables	690	383
	978	767
Current
Trade payables	183,920	173,157
Advances from customers	10,503	22,609
Amounts due to related parties (Note 28)	749	—
Taxes payable	9,238	9,499
Dividends payables	18,102	703
Other payables	937	939
	223,449	206,907
Total trade and other payables	224,427	207,674

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

24.    Borrowings

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current
Senior Notes (*)	414,821	414,638
Bank borrowings (*)	268,174	265,367
	682,995	680,005
Current
Senior Notes (*)	6,858	6,858
Bank borrowings (*)	215,054	92,693
	221,912	99,551
Total borrowings	904,907	779,556

(*) As of June 30, 2025, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of June 30, 2025, total bank borrowings include collateralized liabilities of US$75,488 (December 31, 2024: US$70,000). These loans were mainly collateralized by energy contracts and bank guarantee.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes are payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds nets of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A. and Adecoagro Uruguay S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender, (August 19, 2024) US$84.4 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$ 1,000 principal amount of Notes. In addition, on July 18, 2025, the Company announced a new cash tender offer for any and all of its outstanding Notes due 2027, for a consideration of US$1,000 for each US$1,000 principal amount of Notes. As of the closing date of the Tender, (July 24, 2025) US$150.9 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled on July 29, 2025. .

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2025	December 31, 2024
	(unaudited)
Fixed rate:
Less than 1 year	192,572	69,178
Between 1 and 2 years	34,259	55,952
Between 2 and 3 years	421,462	414,994
Between 3 and 4 years	966	356
Between 4 and 5 years	1,398	356
More than 5 years	49,693	35,936
	700,350	576,772
Variable rate:
Less than 1 year	29,340	30,373
Between 1 and 2 years	89,080	83,142
Between 2 and 3 years	49,862	46,593
Between 3 and 4 years	—	2,932
Between 4 and 5 years	—	441
More than 5 years	36,275	39,303
	204,557	202,784
	904,907	779,556

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 414.7 million, 99.77% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current	316,244	287,679
Current	47,464	54,351
	363,708	342,030

The maturity of the Group's lease liabilities is as follows:

	June 30, 2025	December 31, 2024
	(unaudited)
Less than 1 year	47,464	54,351
Between 1 and 2 years	22,079	65,697
Between 2 and 3 years	48,742	51,325
Between 3 and 4 years	44,427	43,571
Between 4 and 5 years	38,481	35,764
More than 5 years	162,515	91,322
	363,708	342,030

26.    Payroll and social security liabilities

	June 30, 2025	December 31, 2024
	(unaudited)
Non-current
Social security payable	544	1,454
	544	1,454
Current
Salaries payable	8,649	4,077
Social security payable	5,887	4,821
Provision for vacations	13,626	13,314
Provision for bonuses	4,837	10,523
	32,999	32,735
Total payroll and social security liabilities	33,543	34,189

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2024.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (expense) included in the statement of income		Balance receivable / (payable)
			June 30, 2025	June 30, 2024	June 30, 2025	December 31, 2024

			(unaudited)	(unaudited)	(unaudited)

Directors and senior management	Employment	Compensation selected employees	(265)	(3,103)	(11,327)	(17,409)
	Consultant	Payables	(88)	—	(54)	—
	Employment	Receivables	159	—	16,243	—
Rio Porá S.A.	Affiliate	Payables	—	—	(695)	—
		Leases	(742)	—	—	—

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2025 and for the six-month and three-month periods ended June 30, 2025 and 2024 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2025, results of operations for the six-month and three-month periods ended June 30, 2025 and 2024 and cash flows for the six-month periods ended June 30, 2025 and 2024. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2024.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.     Recent developments

On March 28, 2025, pursuant to the terms of a Transaction Agreement (the “Transaction Agreement”), Tether Investments S.A. de C.V., a corporation organized under the laws of El Salvador (“Tether” or our “controlling shareholder”) commenced an Offer to Purchase (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of U.S.$12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The Offer closed on April 25, 2025, with Tether acquiring approximately 70% of the outstanding common shares of the Company. Subsequently to the closing of the Offer, Tether purchased additional common shares of the Company in the open market. As of July 10, 2025, Tether owns 72,402,171 common shares of the Company, representing approximately 72.4% of the outstanding common shares of the Company.
The accompanying notes are an integral part of these condensed consolidated interim financial statements